Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1055)

CONNECTED TRANSACTIONS

In respect of AIRCRAFT FINANCE LEASES

CONNECTED TRANSACTIONS in respect of AIRCRAFT FINANCE LEASES

On 27 April 2017, the Company entered into the A321 Finance Lease Agreement and A330 Finance Lease Agreement with CSA Leasing Company, pursuant to which CSA Leasing Company agreed to provide finance leasing to the Company in relation to one Airbus A321 aircraft and one Airbus A330-300 aircraft, respectively, in accordance with the terms and conditions of the A321 Finance Lease Agreement and the A330 Finance Lease Agreement.

LISTING RULES IMPLICATION

CSA Leasing Company is a wholly owned subsidiary of CSA International, which in turn is a wholly owned subsidiary of CSAHC, the controlling shareholder of the Company. CSA Leasing Company is thus a connected person of the Company. Therefore, the Aircraft Finance Leases constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Aircraft Finance Leases is higher than 0.1% but less than 5%, the Aircraft Finance Leases are only subject to the reporting, annual review and announcement requirements but are exempt from the shareholders’ approval requirement under Chapter 14A of the Listing Rules.

BACKGROUND

References are made to: (i) the announcement of the Company dated 16 May 2014 in relation to, among others, the purchase of 30 Airbus A320 series aircraft and 50 A320 NEO series aircraft from Airbus S.A.S.; and (ii) the announcement of the Company dated 5 December 2012 in relation to, among others, the purchase of 10 Airbus A330-300 aircraft from Airbus S.A.S..

On 27 April 2017, the Company entered into the A321 Finance Lease Agreement and A330 Finance Lease Agreement with CSA Leasing Company, pursuant to which CSA Leasing Company agreed to provide finance leasing to the Company in relation to one Airbus A321 aircraft and one Airbus A330-300 aircraft, respectively, in accordance with the terms and conditions of the A321 Finance Lease Agreement and the A330 Finance Lease Agreement.

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THE A321 FINANCE LEASE AGREEMENT

Date	:	27 April 2017
Lessor	:	CSA Leasing Company
Lessee	:	The Company
Aircraft under the A321 Finance Lease	:

One Airbus A321 aircraft. According to the information provided by Airbus S.A.S, the catalogue price of one Airbus A321 aircraft is priced differently in the range of US$85.8 million to US$110.1 million.

Lease term	:	12 years, commencing on the Delivery Date of the Airbus A321 aircraft
Principal amount of the A321 Finance Lease	:	Not more than 100% of the consideration for the purchase of the Airbus A321 aircraft.
Rental fee/ Interest payment	:

Under the A321 Finance Lease Agreement, the applicable interest rate will be 21.6% below the interest rate for RMB loan for above 5 years set by the People’s Bank of China.

The rental fee is the repayment of the principal amount and the interest under the A321 Finance Lease.

Based on the present applicable interest rate, considering the possible future fluctuation of interest rate and the factor of tax, for a 12-year lease term, the total amount of rental fees for the Airbus A321 aircraft payable by the Company to the Lessor is not expected to be more than US$80 million (which is equivalent to approximately RMB522 million).

The rental fee is payable quarterly in arrears, commencing on the Delivery Date of the Airbus A321 aircraft and concluding on the date of the 48th payment for such aircraft. CSA Leasing Company will provide the Company full value added tax invoices within 10 business days upon receiving the rental fee.

On the date of payment of each rental fee, the Company deposits the rental fee in CSA Leasing Company’s designated bank account.

Handling fee	:	The handling fee for the Airbus A321 aircraft shall be paid by the Company in one lump sum prior to the Delivery Date. CSA Leasing Company is entitled to a handling fee for the Airbus A321 aircraft, which is estimated to be of no more than US$293,150(which is equivalent to approximately RMB2,022,735).
Buy-back	:	Upon the expiry of the lease term of the Airbus A321 aircraft, the Company is entitled to purchase such aircraft back from CSA Leasing Company at RMB10,000 for such aircraft.
Effectiveness	:	The A321 Finance Lease Agreement is effective upon execution by the parties.

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THE A330 FINANCE LEASE AGREEMENT

Date	:	27 April 2017
Lessor	:	CSA Leasing Company
Lessee	:	The Company
Aircraft under the A321 Finance Lease	:	One Airbus A330-300 aircraft. According to the information provided by Airbus S.A.S, the catalogue price of one Airbus A330-300 aircraft is US$188 million.
Lease term	:	12 years, commencing on the Delivery Date of the Airbus A330-300 aircraft
Principal amount of the A321 Finance Lease	:	Not more than 100% of the consideration for the purchase of the Airbus A330 aircraft.
Rental fee/ Interest payment	:

Under the A330 Finance Lease, the applicable interest rate will be 21.6% below the interest rate for RMB loan for above 5 years set by the People’s Bank of China.

The rental fee is the repayment of the principal amount and the interest under the A330 Finance Lease.

Based on the present applicable interest rate, considering the possible future fluctuation of interest rate and the factor of tax, for a 12-year lease term, the total amount of rental fees for the Airbus A330-300 aircraft payable by the Company to the Lessor is not expected to be more than US$170 million (which is equivalent to approximately RMB1,173 million).

The rental fee is payable quarterly in arrears, commencing on the Delivery Date of the Airbus A330-300 aircraft and concluding on the date of the 48th payment for such aircraft. CSA Leasing Company will provide the Company full value added tax invoices within 10 business days upon receiving the rental fee.

On the date of payment of each rental fee, the Company deposits the rental fee in CSA Leasing Company’s designated bank account.

Handling fee	:	The respective handling fee for the Airbus A330-300 aircraft shall be paid by the Company in one lump sum prior to the Delivery Date. CSA Leasing Company is entitled to a handling fee for the Airbus A330-300 aircraft, which is estimated to be of no more than US$634,700 (which is equivalent to approximately RMB4,379,430).
Buy-back	:	Upon the expiry of the lease term of the Airbus A330-300 aircraft, the Company is entitled to purchase such aircraft back from CSA Leasing Company at a nominal purchase price of RMB10,000 for such aircraft.
Effectiveness	:	The A330 Finance Lease Agreement is effective upon execution by the parties.

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REASONS FOR AND BENEFITS OF ENTERING INTO THE FINANCE LEASE AGREEMENTS

The Company invited fee quotations in relation to financing of certain aircraft (including finance lease) to be introduced by the Company according to the Company's aircraft delivery schedule in the first half of 2017. In relation to the Aircraft Finance Lease, after reviewing and evaluating the various quotations received from finance lease companies and relevant financial institutions, the comprehensive quotation including rental fee and handling fee of CSA Leasing Company has pricing competitive advantages as compared to other proposals. The total rental fee and handling fee for the Aircraft Finance Leases shall not exceed US$250.93 million (which is equivalent to approximately RMB1,731.42 million). Further, CSA Leasing Company is incorporated in the Guangzhou Nansha Free Trade Zone of the PRC for the purpose of acting as the lessor in the Aircraft Finance Leases. By utilising the free trade zone finance lease structure with CSA Leasing Company, the Company will reduce its financing costs by approximately US$4.92 million (which is equivalent to approximately RMB33.90 million) after deducting the handling fee payable to CSA Leasing Company as compared to the security loan with the same interests. Therefore, the Company eventually selected CSA Leasing Company to provide finance leasing services to the Company for the introduction of the Airbus A321 aircraft and the Airbus A330-300 aircraft.

By utilising a finance lease structure with CSA Leasing Company to introduce the Airbus A321 aircraft and the Airbus A330-300 aircraft, CSA Leasing Company can provide value added tax invoices for the interest payments under the Aircraft Finance Leases to the Company, and therefore, the Company can use it to deduct value added tax. Moreover, the handling fee charged by CSA Leasing Company under the Aircraft Finance Leases is far less than the deductible value added tax in respect of the interest payments, thereby reducing the Company’s aggregate financing costs in introducing the Airbus A321 aircraft and the Airbus A330-300 aircraft.

The terms and conditions of the Aircraft Finance Leases are agreed after arm’s length negotiations between the parties. The Directors (including the independent non-executive Directors) are of the view that the Aircraft Finance Leases are on normal commercial terms, and that the terms of the Aircraft Finance Leases are fair and reasonable and in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

CSA Leasing Company is a wholly owned subsidiary of CSA International, which in turn is a wholly owned subsidiary of CSAHC, the controlling shareholder of the Company. CSA Leasing Company is thus a connected person of the Company. Therefore, the Aircraft Finance Leases constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Aircraft Finance Leases is higher than 0.1% but less than 5%, the Aircraft Finance Leases are only subject to the reporting, annual review and announcement requirements but are exempt from the shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Among the 11 Directors, five connected Directors, Mr. Wang Chang Shun, Mr. Tan Wan Geng, Mr. Zhang Zi Fang, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Finance Lease Agreements and the transactions contemplated thereunder. All remaining six Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

INFORMATION OF THE CONTRACTING PARTIES

The Company

The principal business activity of the Company is that of civil aviation.

CSA Leasing Company

CSA Leasing Company is principally engaged in the provision of financial leasing, operating leasing, purchase of finance lease assets and other related businesses.

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DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“A321 Finance Lease”	the finance lease of one Airbus A321 aircraft pursuant to the A321 Finance Lease Agreement
“A330 Finance Lease”	the finance lease of one Airbus A330-300 aircraft pursuant to the A330 Finance Lease Agreement
“A321 Finance Lease Agreement”	the finance lease agreement entered into between the Company and CSA Leasing Company, pursuant to which CSA Leasing Company agreed to provide finance leasing to the Company in relation to one Airbus A321 aircraft in accordance with the terms and conditions of the A321 Finance Lease Agreement
“A330 Finance Lease Agreement”	the finance lease agreement entered into between the Company and CSA Leasing Company, pursuant to which CSA Leasing Company agreed to provide finance leasing to the Company in relation to one Airbus A330-300 aircraft in accordance with the terms and conditions of the A330 Finance Lease Agreement
“Airbus S.A.S.”	Airbus S.A.S., a company created and existing under the laws of France
“Aircraft Finance Leases”	the A321 Finance Lease and the A330 Finance Lease
“Articles of Association”	the articles of association of the Company, as amended from time to time
“Board”	the board of directors of the Company
“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan
“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability
“connected person”	has the meaning ascribed thereto under the Listing Rules
“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company
“CSA International”	CSA International Finance Leasing Co., Ltd.* (南航國際融資租賃有限公司), a company incorporated in the PRC with limited liability, and is wholly owned by CSAHC through itself and Nan Lung Holding Limited, a wholly-owned subsidiary of CSAHC as at the date of this announcement
“CSA Leasing Company”	Guangzhou Nansha CSA Tianru Leasing Co., Ltd.* (廣州南沙南航天如租賃有限公司), a company incorporated in the Guangzhou Nansha Free Trade Zone of the PRC with registered capital of RMB100,000, and is a wholly owned subsidiary of CSA International as at the date of this announcement

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“Delivery Date”

the respective delivery dates under the Aircraft Finance Leases:

(i) in respect of the Airbus A321 aircraft, the date on which CSA Leasing Company delivers the Airbus A321 aircraft to the Company pursuant to the A321 Finance Lease Agreement; and

(ii) in respect of the Airbus A330-300 aircraft, the date of which CSA Leasing Company delivers the Airbus A330-300 aircraft to the Company pursuant to the A330 Finance Lease Agreement

“Directors”	the directors of the Company
“Finance Lease Agreements”	the A321 Finance Lease Agreement and the A330 Finance Lease Agreement
“Group”	the Company and its subsidiaries
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“PRC”	the People’s Republic of China
“RMB”	Renminbi, the lawful currency of the PRC
“Share(s) ”	share of RMB1.00 each in the capital of the Company
“Shareholder(s) ”	the holders of the Shares
“US$”	United States dollars, the lawful currency of the United States of America

* For identification purpose only

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

27 April 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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